UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

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Press Release

TIM: BOARD OF DIRECTORS EXAMINES AND APPROVES THE ANNUAL FINANCIAL REPORT AT 31 DECEMBER 2016

•	CONSOLIDATED EBIT: 3.7 BILLION EUROS (+25.6% COMPARED WITH 2015). NET OF NON-RECURRING ITEMS, THE FIGURE TOTALS 3.9 BILLION EUROS

•	EBIT FOR THE FOURTH QUARTER OF 2016 TOTALLED AROUND 1 BILLION EUROS, 0.8 BILLION EUROS HIGHER THAN THE FOURTH QUARTER OF 2015, REFLECTING THE IMPROVEMENT IN EBITDA

•	PARENT COMPANY SHARE OF NET PROFIT: 1.8 BILLION EUROS AS COMPARED WITH A LOSS OF 70 MILLION EUROS IN 2015

•	PROPOSED DISTRIBUTION OF DIVIDEND FOR SAVINGS SHARES OF 2.75 EURO CENTS

•	TIM HAS DEVISED A PLAN TO ACHIEVE FIBRE COVERAGE OF 95% OF THE COUNTRY IN 2018, ALMOST TWO YEARS AHEAD OF SCHEDULE. IN 2019, THERE WILL BE 99% COVERAGE, THANKS IN PART TO WIRELESS TECHNOLOGIES, MAINTAINING THE CAPEX SPECIFIED IN THE STRATEGIC PLAN, BRINGING IN A FINANCIAL PARTNER TO BE SELECTED IN THE COMING MONTHS FOR THE PROJECTS IN “AREAS C AND D”

•	SHAREHOLDERS’ MEETING CALLED FOR 4 MAY 2017

The economic and financial results of the TIM Group and of TIM S.p.A. for the 2016 financial year as well as those for the previous year with which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and homologated by the European Union (defined as “IFRS”). In the 2016 financial year, TIM applied the same accounting principles as used for the previous year, apart from the new Principles/Interpretations adopted from 1 January 2016, which had no impact on the results of the 2016 financial year.

The results of the TIM Group, and of TIM S.p.A. present some minor changes from the preliminary figures disclosed on 3 February 2017.

In the Brazil Business Unit, the management has identified an incorrect accounting entry made in previous years regarding the posting of service revenues from the sale of pre-paid traffic. Although this accounting error had no impact in terms of the net financial position or cash and cash equivalents, it meant that the recognition of revenues from traffic prepaid and not yet consumed was posted earlier. Action was therefore taken to review the comparative data relating to 31 December 2015, with no significant impact on the economic data compared. Further details are provided in the Annex.

In addition to the conventional financial performance indicators contemplated under IFRS, TIM uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company’s financial position. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these measures are explained in the annexes.

Note that the chapter “Business Outlook for the 2017 fiscal year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group’s operations and strategies. Readers of this Press Release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the audit of the TIM consolidated and separate Financial Statements at 31 December 2016 has not yet been completed.

MAIN VARIATIONS TO THE TIM GROUP CONSOLIDATION SCOPE

The following changes to the consolidation scope occurred during 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on 28 December 2016;

•	Noverca S.r.l. (Domestic Business Unit): TIM S.p.A. acquired 100% of the company on 28 October 2016;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on 28 July 2016;

•	Sofora - Telecom Argentina Group: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on 11 January 2016, INWIT S.p.A. acquired 100% of these companies, subsequently merged by incorporation, which therefore entered the Group’s consolidation scope.

The following changes to the consolidation scope occurred during 2015:

•	INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solutions S.p.A. (now merged in Olivetti S.p.A.) acquired 100% of the capital of the company, which therefore entered the Group’s consolidation scope;

•	TIM Real Estate S.r.l. (Domestic Business Unit): was established in November 2015.

Rome, 23 March 2017

The Board of Directors of TIM met today, chaired by Giuseppe Recchi, to approve the consolidated financial statements of the TIM Group and the draft Separate financial statements of TIM S.p.A. at 31 December 2016, the principal operating results of which were disclosed to the market on 3 February last.

The turnaround process started by the management in 2016 has brought a significant recovery in the principal economic and financial indicators, enabling TIM to reach all the targets it had set itself.

In particular, the Group returned to profit, reporting 1.8 billion euros at the end of 2016, 1.9 billion more than at the end of 2015 (-70 million euros).

•	The operating result (EBIT) totalled 3.7 billion euros, a 25.6% increase on the figure for 2015 (+26.8% in organic terms); EBIT in the fourth quarter of 2016 totalled around 1 billion euros, 0.8 billion euros more than in the fourth quarter of 2015.

TIM GROUP RESULTS

Revenues in 2016 totalled 19,025 million euros, 3.5% (-694 million euros) down compared to 2015 (19,719 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and in the consolidation scope, consolidated revenues were down 2.6% (-501 million euros).

Revenues by operating segment, were as follows:

	2016		2015		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic (*)	15,006	78.9	15,001	76.1	5	—	—
Core Domestic (**)	13,926	73.2	14,001	71.0	(75)	(0.5)	(0.5)
International Wholesale	1,351	7.1	1,314	6.7	37	2.8	2.7
Brazil	4,047	21.3	4,637	23.5	(590)	(12.7)	(8.9)
Other assets	11	0.1	131	0.7	(120)
Adjustments and eliminations	(39)	(0.3)	(50)	(0.3)	11

Consolidated Total	19,025	100.0	19,719	100.0	(694)	(3.5)	(2.6)

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic revenues in 2016 would have been 14,933 million euros.
(**)	Includes the Olivetti company since 1 January 2016. The data for the comparative financial year have been changed accordingly.

Revenues for the fourth quarter 2016 totalled 5,086 million euros and showed an improvement compared with the same period of the previous financial year, both in absolute terms (+245 million euros; +5.1%) and in organic terms (+28 million euros; +0.6%) reversing a negative trend that had persisted for 18 quarters. This positive result was driven by the Domestic Business Unit, which grew by 2.5% in organic terms compared with -2.6% in the fourth quarter of 2015. This result was helped by the introduction of innovative offers aimed, for example, at optimising use of the mobile network in off-peak hours and at retaining the customer base by offering new products (“enabling products”) that extend the reach of TIM services into adjacent markets.

Positive signs are also coming from the Brazil Business Unit which, in a better macroeconomic and competitive context, is significantly slowing down the negative trend, limiting the reduction in revenues to 1.7% in the fourth quarter of 2016 compared with -15.3% in the first quarter of 2016. This recovery is linked to effective repositioning in the post-paid segment, with a strengthening of the main operational indicators.

EBITDA in 2016 was 8,002 million euros, up 996 million euros (+14.2%) from the previous financial year, with an EBITDA margin of 42.1% (35.5% in 2015; +6.6 percentage points). In organic terms, EBITDA showed an increase of 1,057 million euros (+15.2%) compared to the previous year, with a 6.5 percentage points increase in margin.

EBITDA for 2016 reflected the negative impact of non-recurring charges for a total of 197 million euros (1,076 million euros in 2015). Without these, the organic change in EBITDA would have been +2.2%, with an EBITDA margin of 43.1% of revenues, 2 percentage points higher than 2015.

Net non-recurring charges	2016	2015
(million euros)
Acquisition of goods and services and Change in inventories	2	112
Employee benefits expenses	159	446

Other charges and provisions	36	518
Total non-recurring charges with impact on EBITDA	197	1,076
Capital gain sale of Brazil towers(*)	(12)	(315)
Impairment of goodwill, Brazil (*)	—	230
Amortisation of intangible assets	—	2

Total non-recurring charges with impact on EBIT(*)	185	993

(*)	the 2015 figure is reported at the same exchange rate (mean 2016 rate). The impact on EBIT, at historic exchange rates, totalled 990 million euros (capital gain on towers, -328 million euros; impairment of goodwill Brazil, 240 million euros).

These charges also include the costs of the company restructuring/reorganisation, the charges consequent on disputes and fines of a regulatory nature and related liabilities, charges connected to disputes with former employees, amounts owed to customers and/or suppliers and costs connected to trade receivables management.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	2016		2015		Changes
(million euros)		% of total		% of total	absolute	%	% organic
Domestic (*)	6,698	83.7	5,567	79.5	1,131	20.3	20.3
Margin (%)	44.6		37.1			7.5 pp	7.5 pp
Brazil	1,325	16.6	1,451	20.7	(126)	(8.7)	(4.7)
Margin (%)	32.7		31.3			1.4 pp	1.4 pp
Other assets	(18)	(0.2)	(14)	(0.2)	(4)
Adjustments and eliminations	(3)	(0.1)	2	—	(5)

Consolidated Total	8,002	100.0	7,006	100.0	996	14.2	15.2

Margin (%)	42.1		35.5			6.6 pp	6.5 pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic EBITDA in 2016 would have been 6,658 million euros.

EBITDA for the fourth quarter 2016 totalled 2,124 million euros, 740 million euros higher than the same period of the previous year. In organic terms and net of non-recurring items, the growth amounts to 106 million euros, equal to +5.1%, an improvement of 12.6 percentage points compared with -7.5% in the first quarter of 2016.

The sustained recovery in EBITDA, both in absolute terms and in terms of the margin of profitability on revenues, benefited from the cost recovery plan actions launched in the second quarter of 2016 by the Domestic Business Unit and in the third quarter in the Brazil Business Unit.

2016 EBIT was 3,722 million euros (2,963 million euros in 2015), 759 million euros higher (+25.6%) than in 2015, with an EBITDA margin of 19.6% (15.0% in FY 2015, +4.6 percentage points).

Organic EBIT was up 786 million euros (+26.8%), accounting for 19.6% of revenues (15.0% in FY 2015).

EBIT for the year reflects the negative impact of non-recurring net charges for a total of 185 million euros (993 million euros in the first nine months of 2015 at the same exchange rate).

Without these non-recurring items organic change in EBIT would have been a decrease of 22 million euros (-0.6%), with a margin of 20.5%, (20.1% in FY2015).

EBIT for the fourth quarter 2016 totalled 954 million euros, 797 million euros higher than the fourth quarter of 2015, reflecting the improvement in EBITDA referred to earlier.

Profits for the 2016 financial year attributable to Parent Company Shareholders totalled 1,808 million euros (losses attributable to Parent Company Shareholders totalled 70 million in FY 2015) and benefit not only from the improved margins, but also from some items of a purely accounting and valuation nature, which do not generate any financial adjustments, connected principally with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued at the end of 2013 with maturity at three years.

Group headcount at 31 December 2016 was 61,229, including 51,125 in Italy (65,867 at 31 December 2015, including 52,555 in Italy).

Capital expenditure in the 2016 financial year was 4,876 million euros, down by 321 million euros on 2015, and breaks down as follows by operational sector:

	2016		2015		Changes
(million euros)		% of total		% of total
Domestic (*)	3,709	76.1	3,900	75.0	(191)
Brazil	1,167	23.9	1,289	24.8	(122)
Other assets	—	—	8	0.2	(8)
Adjustments and eliminations	—	—	—	—	—

Consolidated Total	4,876	100.0	5,197	100.0	(321)

Margin (%)	25.6		26.4		(0.8	) pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic investments in 2016 would have been 3,702 million euros.

The Domestic Business Unit made investments of 3,709 million euros, down by 191 million euros compared with 2015, the figure for which included, amongst others, the investments made to acquire the rights of use to the L band frequencies (231 million euros) and to extend the GSM licence (117 million euros).

Investment was again selective, identifying the most profitable projects focused on innovation and transformation, with a resulting boost to UBB coverage levels and service quality. The domestic market investments plan, dedicated to developing next generation infrastructure, allowed around 60% of households to be reached by optic fibre (NGN) and over 96% of the population to be connected to the 4G (LTE) mobile network.

The Brazil Business Unit recorded a reduction in investments of 122 million euros (including a negative exchange effect of 55 million euros) compared with 2015, due to the combined effects of the cost recovery plan and projects to optimise recurrent spending on traditional investment products, along with a more efficient allocation of capital on infrastructure investments for the development of 4G coverage.

These initiatives meant that the development of the broadband mobile network could be accelerated and expanded, achieving coverage which, as of the end of 2016, extended the 3G network to 89% of the urban population (+ 7 p.p. compared with 2015) and the 4G network to 74% (+ 15 p.p. compared with 2015).

Cash flow from Group operations is positive by 2,856 million euros (positive by 1,974 million euros in the 2015 financial year).

Net financial debt carrying amount at 31 December 2016 totalled 25,955 million euros (28,475 million euros at 31 December 2015).

Adjusted net financial debt was 25,119 million euros as of 31 December 2016, 2,159 million euros lower than on 31 December 2015 (27,278 million euros). Debt reduction in 2016 was guaranteed by the positive trend in operations, the benefits resulting from completion of the sale of the Sofora - Telecom Argentina group (leading to collection of the payment and the resulting deconsolidation of the related financial debt), and the strengthening of equity arising from conversion of the mandatory convertible bond for 1.3 billion euro into TIM shares last November. Conversely, the level of debt was negatively influenced by the performance of the Brazilian exchange rate.

In the fourth quarter 2016, the adjusted net financial debt fell by 1,616 million euros compared with 30 September 2016 (26,735 million euros). The effects of the positive trend in operations combined with the benefits resulting from the strengthened equity arising from the conversion of the Mandatory Convertible Bond for 1.3 billion euros into TIM shares.

The liquidity margin at 31 December 2016 was 12,483 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 5,483 million euros (5,047 million euros at 31 December 2015) and unused committed lines of credit for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues in 2016 totalled 15,006 million euros, up slightly on 2015 (+5 million euros) due to the structural improvement recorded during the year, which led in the third and fourth quarters to a reversal of the trend, with a positive growth rate compared to the same periods of the previous financial year (fourth quarter +2.5%, third quarter +1.0%, compared with –1.2% and -2.3% respectively in the second and first quarter). Revenues from services also presented a recovery and improvement trend – in particular the Mobile segment, which showed a positive growth rate in every quarter – with a reduction compared to the previous financial year limited to -180 million euros (-1.3%), lower than recorded in 2015 (-276 million euros, -1.9% compared with 2014).

In the fourth quarter of 2016, revenues from services were -1.3%, entirely attributable however to the reduction of regulated wholesale prices.

In particular, it should be noted that:

▶	service revenues from the Mobile market totalled 4,579 million euros, with an increase of 63 million euros compared to the previous year (+1.4%), and the dynamic of constant and steady growth that was observed in the preceding quarters was confirmed (quarter one +0.6%, quarter two +0.7%, quarter three +1.1%, quarter four +3.0%), particularly in the last quarter, which benefited from the launch of innovative offers in the Autumn campaign, a further push to encourage takeup of 4G coverage and services, and a rational pricing strategy, intended to both react in a balanced way to commercial pressure on the low-spending segment, and ensure quality and convergence in the medium-high spending segment. This improvement also confirms the marked improvement in the principal operating indicators: in the fourth quarter of 2016, ARPU increased to 13.3 euros/month (compared to 12.8 euros/month in the fourth quarter of 2015), churn was at 23%, confirming us as best-in-class in the sector, while the Mobile Number Portability balance improved, becoming positive (+26 thousand in the fourth quarter of 2016 compared to -44 thousand in the third quarter of 2016).

▶	2016 revenues from Fixed market services totalled 9,965 million euros, 407 million euros less than 2015 (-3.9%); this fall which steadily attenuated during the year (-3.0% in the fourth quarter) was entirely related to the lower revenues from voice services (-533 million euros), due to the loss of traditional accesses, with a trend that still represented a significant recovery compared to the earlier periods), only in part offset by the continuous growth in Broadband and Ultra-Broadband customers, which is driving growth in innovative connectivity services (+158 million euros in 2016; +6.8%). These results are also significantly influenced by the reduction in the regulated prices of some wholesale services. Line losses reduced significantly, falling to -83 thousand in the last quarter of 2016, confirming the trend noted in previous quarters. The trend in new fibre subscriptions accelerated strongly (+125,000 in the fourth quarter) with an NGN client base of approximately 1 million.

Revenues from product sales, including changes to works in progress, totalled 1,128 million euros in 2016, a significant improvement on 2015 (+185 million euros), thanks to the growth in volumes and revenue from the sale of Internet connectivity service and entertainment enabling products (smart phones, smartTVs etc.).

***

The Domestic Business Unit operates separately in two different reference environments, and an analysis of these revenues is provided below:

•	Core Domestic Revenues

Core Domestic revenues totalled 13,926 million euros and fell by 0.5% (14,001 million euros in 2015). The performance of the individual market segments as compared with the 2015 financial year is as follows:

•	Consumer: 2016 revenues totalled 7,389 million euros, a significant improvement from 2015 (+118 million euros; +1.6%). This positive result was helped by the trend of structural improvement in Mobile revenues, as a result of retention of our market share and the stabilisation of ARPU levels, as well as the gradual recovery in Fixed revenues, thanks to an improved dynamic and significant reduction in line losses.

In particular, the following should be noted:

•	Mobile revenues totalled 3,759 million euros, with a dynamic of constant and significant growth, compared to 2015 (+161 million euros, +4.5%). Service revenues increased by 101 million euros (+3.2%), further confirming and consolidating the positive trend compared to 2015 in the last quarter. This is attributable both to an improvement in the competitive dynamics - with a gradual stabilisation of market share - and to the constant growth in mobile Internet and digital entertainment services, which supported ARPU levels;

•	Fixed revenues totalled 3,584 million euros, down by 125 million euros compared with 2015 (-3.4%). This decline in turnover recovered strongly in the last quarter, with a positive result compared with recent quarters (fourth quarter +2.0%, third quarter -3.2%, second quarter -6.0%, first quarter -6.0%). The improving trend in revenues is attributable to a reduction in voice-only access losses, accompanied by the development of Broadband and Ultrabroadband customers, and the growth of connectivity and content enabling products (SmartTVs, decoders etc.).

•	Business: the revenues of the Business segment totalled 4,535 million euros, 210 million euros less than 2015 (-4.4%), 193 million euros (-4.5%) of which in the service component and 18 million euros (-3.7%) from equipment and products.

In particular:

•	revenues from Mobile services fell by 45 million euros (-4.0% compared with the previous year). The continuing decline in traditional services (voice and messaging -12.7% compared with 2015), caused by the trend for customers to reposition on bundles with a lower overall ARPU, and the migration of Government customers to the new Consip offer (the unit prices of which have been lowered), and still only marginally offset by the positive performance of the new digital services (+4.4% compared with 2015). The fourth quarter does however show a reversal in the trend, with a significant recovery of performance (fourth quarter +2.2%, third quarter -4.4%, second quarter -5.6%, first quarter -7.9%);

•	Fixed service revenues fell by 118 million euros (-3.7% compared with the previous year), despite the constant growth in revenue from ICT services (+3.1%), particularly Cloud services. In fact, the segment continues to be affected by the slow recovery in the broader economy, the fall in the prices of traditional voice and data services, and the technological shift towards VoIP systems.

Wholesale: the Wholesale segment presented revenues of 1,780 million euros in 2016, down by 47 million euros (-2.6%) compared with 2015, entirely due to the reduction in regulated prices, which had a negative effect of 46 million euros.

▶	International Wholesale – Telecom Italia Sparkle Group Revenues

The Telecom Italia Sparkle - International Wholesale Group revenues for 2016 totalled 1,351 million euros, an increase compared with 2015 (+37 million euros, +2.8%). This result is due to the increase in revenues from Voice services (+34 million euros +3.7%) while the other business lines are substantially stable.

***

The Domestic Business Unit EBITDA in 2016 totalled 6,698 million euros, having increased by 1,131 million euros compared with 2015 (+20.3%), with an EBITDA margin of 44.6% (+7.5 percentage points compared with 2015). This result also suffered the negative impact of non-recurring charges for a total of 182 million euros, significantly lower than those recorded in 2015 (1,028 million euros).

The details are shown below:

▶	144 million euros for labour costs (429 million euros in 2015)

▶	38 million euros for charges consequent on disputes and fines of a regulatory nature, and related liabilities, charges connected to disputes with former employees, amounts owed to customers and suppliers and costs connected to the management of trade receivables management (599 million euros in 2015).

Without these charges, the organic change in EBITDA would have been +4.3%, with an EBITDA margin of 45.8%, 1.8 percentage points up on 2015, confirming the positive and solid inversion of the trend that was already evident in the second quarter (first quarter -5.2%, second quarter +6.9%, third quarter +7.8%, fourth quarter +7.5% ).

EBIT for 2016 totalled 3,376 million euros (+1,017 million euros, +43.1% compared to 2015), with a margin of 22.5% (+6.8 percentage points). The trend in EBIT reflects the positive trend in EBITDA presented earlier, partially offset by the 105 million euro increase in amortisation and depreciation.

EBIT of 2016 suffered the negative impact of non-recurring charges for a total of 182 million euros. Without these, the organic change would have been +5.0%, accounting for 23.7% of revenues.

The headcount, at 51,280, decreased by 1,364 from the number at 31 December 2015, despite the incorporation of the Media Business Unit, in the absence of which the decrease would have been 1,426 employees.

BRAZIL (average real/euro exchange rate 3.85935)

The revenues of TIM Brasil in 2016 totalled 15,617 million reais, down by 1,525 million reais (-8.9%) compared to the previous year. Revenues from services reached 14,720 million reais, with a reduction of 667 million reais compared to 15,387 million reais in 2015 (-4.3%).

Mobile ARPU in 2016 was 18.0 reais compared with 16.7 reais in the previous financial year (+7.8%).

The total number of lines at 31 December 2016 was 63 million, a reduction of approximately 3 million (-4.3%) on the figure at 31 December 2015; market share at the end of December 2016 was 26% (25.7% at 31 December 2015).

Revenues from product sales stood at 897 million reais (1,755 million reais in 2015; -48.9%); reflecting a sales policy less focussed on the sale of handsets, as well as the impact of the Brazilian economic crisis on family spending decisions.

Performance in the fourth quarter confirms the recovery trend compared with the last financial year, as already evidenced in the previous quarter, both in total revenues of 4,043 million reais (-1.7% compared with -15.3% in the first quarter, -12.4% in the second quarter and -5.2% in the third quarter) and in the revenues from services of 3,842 million reais (-0.7% compared with -8.3% in the first quarter, -5.9% in the second quarter and -2.4% in the third quarter), primarily thanks the constant improvement in service revenues generated from mobile clients.

EBITDA of 5,114 million reais was 251 million reais lower than the 2015 financial year (-4.7%). However, the decline in the EBITDA compared with the previous year recovered considerably during the last quarter which, thanks to the efficiency plans on the structure of operating costs and repositioning of commercial offers launched in the second quarter, showed a significant improvement in performance, with a positive change of 5.8% compared with the previous year. The costs of acquiring goods and services were noticeably lower in all sectors than in 2015 a fall of -1,207 million reais (-13.4%); however, labour costs increased (+7 million reais; +0.5%), mainly due to salary adjustments to inflation and the presence of non-recurring charges due to early retirement costs totalling 56 million reais, and other operating costs (+212 million reais; +12.2%) including the increase in the tax on telecommunication activities.

The EBITDA margin was 32.7%, up 1.4 percentage points on 2015.

EBIT amounted to 1,418 million reais a downturn of 940 million reais on 2015. This result reflects the lower contribution made by EBITDA, the effect of greater depreciation and amortisation (+423 million reais) and less benefit from the sale of the telecommunications towers, which in 2015 had generated a capital gain of 1,211 million reais, compared to a capital gain of 44 million reais in 2016.

The headcount stood at 9,849 employees (13,042 at 31 December 2015.

TIM S.p.A.

Revenues reached 13,670 million euros, down by 127 million euros (-0.9%) compared to 2015. The results confirm a trend of constant improvement supported by structural growth in Mobile revenues - due to both retention of market share and to stabilisation of ARPU levels - as well as to the progressive recovery in Fixed revenues, thanks to the major reduction in the access loss dynamic. Revenues from the sale of Internet connectivity and entertainment service enabling products (smart phones, smartTVs) in particular, contributed positively to this trend.

EBITDA totalled 6,304 million euros an increase of 1,038 million euros (+19.7%) compared to 2015 (5,266 million euros), with a margin of 46.1% (38.2% in 2015).

EBITDA in 2016 suffered the negative impact of non-recurring charges totalling 156 million euros (1,021 million euros in 2015). Without these charges, the organic change in EBITDA would have been +2.8%, with an EBITDA margin of 47.3%, up 1.7 percentage points on 2015.

EBIT totalled 3,134 million euros, 946 million euros higher than in 2015 (positive for 2,188 million euros). The EBIT margin fell from the 15.9% of 2015 to 22.9% in 2016.EBIT in 2016 reflected the negative impact of non-recurring net charges totalling 156 million euros (1,021 million euros in 2015). Without these charges, the organic change would have been +2.5%, with a margin of 24.1%, 0.8 percentage points lower than in 2015.

The 2016 profits of TIM S.p.A. Totalled 1,897 million euros (loss of 456 million euros at 31 December 2015), and benefit from non-recurring net incomes totalling 205 million euros as well as some items of a purely accounting and valuation nature, which do not generate any financial adjustments, connected in particular with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued late 2013 with maturity at three years. In the absence of these impacts, the 2016 result would have been around 1.3 billion euros, almost 0.4 billion euros higher than the amount for 2015 (over 0.9 billion euros).

NEW PROJECT TO DEVELOP AN ULTRABROADBAND FIXED NETWORK IN THE “WHITE” AREAS: TIM IS AT LEAST TWO YEARS AHEAD ON THE STRATEGIC PLAN TARGET FOR 95% COVERAGE OF THE COUNTRY. IN 2019 IT WILL REACH 99%, MAINTAINING UNCHANGED THE CAPEX ENVISAGED IN THE PLAN

The Board of Directors of TIM has approved the project presented by Chief Executive Officer Flavio Cattaneo to create a company dedicated exclusively to the selective development of new fibre infrastructure in the areas included in the cluster classifications C and D (the rural or so-called ‘white areas’) based on the EU regulations.

The Project is in line with the 2017-2019 Strategic Plan, approved by the Board, and does not envisage an increase in the level of investment that the TIM Group has already planned.

In fact, the project is to create a company with a financial partner as majority shareholder, to be chosen in the coming months. The procedure to identify a suitable partner is already underway.

Creating this partnership will mean that, through the new company, TIM will be able to achieve its targets to cover the country with Ultrabroadband almost 2 years ahead of the schedule set out in the three year plan. Thanks to this acceleration in Clusters C and D, the target of 95% coverage of the Italian population with UBB connections will be reached in mid-2018, while coverage will increase to 99%, also with the contribution of wireless technologies, at the end of the current plan in 2019. To create this infrastructure, the new company will use the best technologies available on the market, with FTTC architecture providing speeds of up to 300 Mbps. Over 6,000 municipalities will be affected by the project, with over 7 million homes to be connected. The company will offer all operators wholesale connection services, guaranteeing equal treatment.

EVENTS SUBSEQUENT TO 31 DECEMBER 2016

Six and a half year bond issue for 1 billion euros

See the Press Release on the same subject issued on 12 January 2017.

OUTLOOK FOR THE 2017 FINANCIAL YEAR

The 2017-2019 three year strategic plan envisages continuing the process of significant transformation of the company. It is an integrated plan that combines growing revenues and EBITDA with financial discipline and efficiency, focusing on maximising return on investment, with the aim of affirming TIM as a market reference point in terms of quality in Fixed and Mobile telephony through an approach based on content, convergence, ICT services, innovation and a close relationship with its customers.

The strategy is based on an excellent network infrastructure, the creation of which will be further accelerated over the Plan period. In particular, 11 billion euros’ worth of investments are planned in Italy, approximately 5 billion of which to accelerate the development of the ultrabroadband networks.

Particular focus will be placed on convergence and content, also thanks to the launch of national and international co-productions through TIMvision. This will strengthen the business model based on the best infrastructure and excellent customer service, which is increasingly focussed on the availability of premium digital content and services, including exclusive content.

In the Domestic Mobile sector, in a competitive context which will be increasingly polarised and characterised by data consumption that will continue to grow, TIM will focus on speeding up the penetration of mobile ultrabroadband, backed by the extensive reach of its 4G network and its offer of quality content.

LTE customers are therefore expected to account for around 90% of Mobile Broadband customers by 2019, thanks to almost blanket coverage of the country at 75 Mbps, with peaks of 500 Mbps in major cities – the first operator in Europe to achieve this - thanks to the use of carrier aggregation technologies.

In the Fixed Domestic segment the Group plans to reduce line losses - falling customer numbers - to zero by 2018, in part by accelerating the availability and consequent adoption of optic fibre. A key role will be played by a sales strategy aimed at retaining current customers through, for example, the supply of devices and home appliances connected to the domestic network – the Internet of Things – which can be paid for directly in the phone bill.

The Plan is also characterised by firm financial discipline and strong cash-flow generation, which will allow the Group to reduce the ratio of adjusted net financial debt to reported EBITDA to less than 2.7x in 2018. This is also thanks to the planned efficiency recovery initiatives.

The efficiencies on the opexes and capex over the life of the plan are expected to total 1.9 billion euros, through three levers also aimed at increasing cash-flow generation: cost optimisation, streamlined organisation and process transformation.

Finally, the Plan provides for the relaunch of the main subsidiaries of the Group: synergies with Inwit will be maximized, for example, by connecting all of the Company’s towers with optic fibre; Olivetti will be able to leverage the value of its brand to offer cutting-edge design products and ICT services. Telecom Italia Sparkle will continue its growth phase, identifying synergies with the Business department of TIM for the management of international customers, and it will assess inorganic growth options too.

In Brazil the Plan is to continue with the relaunch of Tim Brasil, repositioning the subsidiary based on the quality of its offer and its networks and convergence, to allow it to compete successfully in the post-paid segment while also returning to solid profitability. In particular, there will be a further boost to the creation of UBB mobile infrastructure – by the end of the Plan, 95% of the population will have access to 4G with coverage in approximately 3,600 towns - and to the development of convergent offers also thanks to agreements with the main producers of premium content.

The Plan strategy, focused on significant infrastructure investments aimed at increasing the availability and take-up of innovative services, leads to the following Group objectives being defined for 2017:

▶	Domestic revenues and EBITDA: low single digit growth

▶	Ratio of adjusted net financial debt to reported EBITDA: decreasing, to be less than 2.7x in 2018.

CAPITAL INCREASE

The Board of Directors has determined that the performance parameters for the options assigned under the 2014-2016 Stock Option plan approved by the Shareholders’ Meeting on 16 April 2014 (information document available on the website www.telecomitalia.com) have been partially achieved.

It consequently set about issuing a maximum of 15,280,446 ordinary shares to service the exercise of the same number of options (and thus for a maximum capital of 8,404,245.30 euros), reserved for three years to subscription by the beneficiaries of the Stock Option Plan, at prices varying from 0.94 to 1.15 euros per share, depending on the time of assignment of the options. The resolution is being published, together with the updated version of the Company Bylaws.

CALL OF THE SHAREHOLDERS MEETING

The Board of Directors has resolved to call the Shareholders’ meeting for 04 May 2017 (single call), at the auditorium in Rozzano (Milan), Viale Toscana 3.

The following will be proposed to the Shareholders’ meeting:

•	that it approve the financial statements for the year 2016 and distribution of the privileged dividend for savings shares only, totalling 2.75 eurocents per share (in accordance with the previously announced dividend policy);

•	that it approve the remuneration report, pursuant to law;

•	that it appoint the new Board of Directors, after the expiry of the mandate of the current Board.

The amounts for dividends will be payable in favour of entitled parties, on the basis of the evidence of the share deposit accounts at the end of the record date of 20 June 2017, starting from the coming 21 June 2017, while the coupon date will be 19 June 2017.

The appointment of the new Board of Directors will, for the first time, be carried out in application of the rules in the by-laws that were approved in 2015, which definitively established the quota entitling a shareholder or shareholders to submit slates to be 0.5% of the voting capital, reduced the proportion of the Directors to be appointed by the majority slate from 4/5ths to 2/3rds, and established the principle whereby at least half of those appointed from each slate must qualify as independent, pursuant to the law and/or the Borsa Italiana Code. Since this is the second time that the board has been renewed since the introduction of the rules on gender balance, at least one third of the Directors must be of the less represented gender.

In its report preparatory to its renewal, the Board of Directors formulated recommendations on the number of directors (potential reduction in the number of Directors to 13, despite confirming the correct function of the body with the current 16 members), and on their term of office (three years) and remuneration (in terms of a total sum for the whole Board of Directors, proportional to the number of members, referring the decisions on its distribution to the Board itself, which would make provision based on the proposals of the Nomination and Remuneration Committee). As for the quality of the candidates and the professional, cultural and experiential mix deemed optimum for the Board to operate correctly and effectively, in light of the Board review carried out, the Board of Directors believes it useful to strengthen the business experiences (e.g. in the digital sector and as regards products, markets and retail) and the managerial experience (ideally in a senior role), whilst it believes the current members to be adequate in terms of legal expertise, organisational matters, control and risk management. In view of the complexity of the sector and TIM’s peculiar corporate situation, it recommends making the most of the knowledge gained in the field by the board members presently in charge.

CORPORATE GOVERNANCE ISSUES

In addition to approving the report on corporate governance and share ownership (which, inter alia, indicates that Directors Benello, Calvosa, Cioli, Cornelli, Gallo, Herzog, Kingsmill, Marzotto and Valerio continue to meet the independence requirements of the Borsa Italiana Code, and also ascertained that said Directors and Director Fitoussi meet the legal independence requirements), the Board of Directors has continued to update the governance tools the Company has developed, and retired the special procedure for managing all extraordinary transactions regarding TIM’s holdings in TIM Brasil group companies, or their assets.

Again on the governance front, the Board of Directors has examined the arguments considered by the Board of Statutory Auditors, which evaluated the relationship that currently exists between reference shareholder Vivendi S.A. and TIM. In this regard, the Board of Statutory Auditors has concluded that this relationship could not be qualified as “control” pursuant to the definitions contained in the Italian Civil Code and the Consolidated Law on Finance (CLF); however, the majority of its members did believe, differently to the conclusions drawn by the independent opinion requested by the same body, that it could be considered “control” and not “notable influence” for the purposes and within the limits of the Consob regulation on transactions with related parties. Based on additional independent legal opinions, the Board of Directors resolved that it did not agree with the assessment made by the Board of Statutory Auditors that the premises exist for the situation to be considered one of “de facto control” of TIM by shareholder Vivendi, and this also applies in the sense and for the purposes of the regulation on transactions with related parties.

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Financial Intermediation, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

***

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group and the Parent Company TIM S.p.A.. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company TIM S.p.A. This measure is calculated as follows:

Profit (loss) before tax from continuing operations

+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)

EBIT - Operating profit (loss)

+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization

EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	“Expenses (income) from investments” for TIM S.p.A..

•	Line item in Group consolidated financial statements only.

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company; this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent some useful indicator of the ability of the Group (as a whole and at Business Unit level) and the Parent Company to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the fiscal year with those of the previous fiscal years.

•	Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release are included two tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group and Parent Company respectively.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

***

The reclassified Separate Income Statements, Statements of Comprehensive Income, Statements of Financial Position and the Statements of Cash Flows as well as the Net Financial Debt of the TIM Group and the Parent TIM S.p.A., herewith presented, are the same as those included in the Report of Operations of 2016 TIM Annual Financial Report. Such statements, as well as the Net Financial Debt, are however consistent with those included in the TIM Consolidated and Separate Financial Statements for the year ended December 31, 2016.

To such extent, please note that the audit work by our independent auditors on the TIM Consolidated and Separate Financial Statements for the year ended December 31, 2016 as well as the check of consistency of the 2016 Report on Operations with the related TIM Consolidated and Separate Financial Statements have not yet been completed.

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

	2016	2015 Revised	Change (a-b)
(millions of euros)	(a)	(b)	amount	%
Revenues	19,025	19,719	(694)	(3.5)
Other income	311	287	24	8.4

Total operating revenues and other income	19,336	20,006	(670)	(3.3)

Acquisition of goods and services	(7,793)	(8,532)	739	8.7
Employee benefits expenses	(3,106)	(3,589)	483	13.5
Other operating expenses	(1,083)	(1,491)	408	27.4
Change in inventories	9	(44)	53	—
Internally generated assets	639	656	(17)	(2.6)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	8,002	7,006	996	14.2
Depreciation and amortization	(4,291)	(4,135)	(156)	(3.8)
Gains (losses) on disposals of non-current assets	14	336	(322)	(95.8)
Impairment reversals (losses) on non-current assets	(3)	(244)	241	98.8
Operating profit (loss) (EBIT)	3,722	2,963	759	25.6
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(23)	1	(24)	—
Other income (expenses) from investments	7	10	(3)	(30.0)
Finance income	2,543	2,760	(217)	(7.9)
Finance expenses	(3,450)	(5,281)	1,831	34.7
Profit (loss) before tax from continuing operations	2,799	453	2,346	—
Income tax expense	(880)	(403)	(477)	—
Profit (loss) from continuing operations	1,919	50	1,869	—
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	611	(564)	(92.3)
Profit (loss) for the year	1,966	661	1,305	—
Attributable to:
Owners of the Parent	1,808	(70)	1,878	—
Non-controlling interests	158	731	(573)	(78.4)

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			2016	2015 Revised
Profit (loss) for the year	(a	)	1,966	661
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			(33)	16
Income tax effect			7	(7)
	(b	)	(26)	9
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c	)	(26)	9

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			46	(4)
Loss (profit) transferred to Separate Consolidated Income Statement			(37)	(57)
Income tax effect			(2)	18
	(e	)	7	(43)
Hedging instruments:
Profit (loss) from fair value adjustments			(312)	1,536
Loss (profit) transferred to Separate Consolidated Income Statement			(80)	(983)
Income tax effect			90	(165)
	(f	)	(302)	388
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			852	(2,129)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			304	(1)
Income tax effect			—	—
	(g	)	1,156	(2,130)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(h	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h	)	861	(1,785)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i	)	835	(1,776)

Total comprehensive income (loss) for the year	(a+k	)	2,801	(1,115)

Attributable to:
Owners of the Parent			2,534	(807)
Non-controlling interests			267	(308)

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			12/31/2016	12/31/2015 Revised	Change	1/1/2015 Revised
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,612	29,383	229	29,943
Intangible assets with a finite useful life			6,951	6,480	471	6,827
			36,563	35,863	700	36,770
Tangible assets
Property, plant and equipment owned			13,947	12,659	1,288	12,544
Assets held under finance leases			2,413	2,208	205	843
			16,360	14,867	1,493	13,387
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			18	41	(23)	36
Other investments			46	45	1	43
Non-current financial assets			2,698	2,989	(291)	2,445
Miscellaneous receivables and other non-current assets			2,222	1,804	418	1,624
Deferred tax assets			877	853	24	1,118
			5,861	5,732	129	5,266

Total Non-current assets	(a	)	58,784	56,462	2,322	55,423

Current assets
Inventories			270	254	16	313
Trade and miscellaneous receivables and other current assets			5,426	5,086	340	5,607
Current income tax receivables			94	163	(69)	101
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,908	1,840	68	1,611
Cash and cash equivalents			3,964	3,559	405	4,812
			5,872	5,399	473	6,423

Current assets sub-total			11,662	10,902	760	12,444

Discontinued operations /Non-current assets held for sale
of a financial nature			—	227	(227)	165
of a non-financial nature			—	3,677	(3,677)	3,564
			—	3,904	(3,904)	3,729

Total Current assets	(b	)	11,662	14,806	(3,144)	16,173

Total Assets	(a+b	)	70,446	71,268	(822)	71,596

			12/31/2016	12/31/2015 Revised	Change	1/1/2015 Revised
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			21,207	17,554	3,653	18,068
Non-controlling interests			2,346	3,695	(1,349)	3,516

Total Equity	(c	)	23,553	21,249	2,304	21,584

Non-current liabilities
Non-current financial liabilities			30,469	30,518	(49)	32,325
Employee benefits			1,355	1,420	(65)	1,056
Deferred tax liabilities			293	323	(30)	438
Provisions			830	551	279	720
Miscellaneous payables and other non-current liabilities			1,607	1,429	178	984

Total Non-current liabilities	(d	)	34,554	34,241	313	35,523

Current liabilities
Current financial liabilities			4,056	6,224	(2,168)	4,686
Trade and miscellaneous payables and other current liabilities			7,646	7,563	83	8,249
Current income tax payables			637	110	527	36

Current liabilities sub-total			12,339	13,897	(1,558)	12,971

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			—	348	(348)	43
of a non-financial nature			—	1,533	(1,533)	1,475
			—	1,881	(1,881)	1,518

Total Current Liabilities	(e	)	12,339	15,778	(3,439)	14,489

Total Liabilities	(f=d+e	)	46,893	50,019	(3,126)	50,012

Total Equity and liabilities	(c+f	)	70,446	71,268	(822)	71,596

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			12/31/2016	12/31/2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations			1,919	50
Adjustments for:
Depreciation and amortization			4,291	4,135
Impairment losses (reversals) on non-current assets (including investments)			6	253
Net change in deferred tax assets and liabilities			38	(45)
Losses (gains) realized on disposals of non-current assets (including investments)			(15)	(343)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			23	(1)
Change in provisions for employee benefits			(131)	389
Change in inventories			(10)	56
Change in trade receivables and net amounts due from customers on construction contracts			(310)	410
Change in trade payables			229	(481)
Net change in current income tax receivables/payables			581	13
Net change in miscellaneous receivables/payables and other assets/liabilities			(915)	634
Cash flows from (used in) operating activities	(a	)	5,706	5,070
Cash flows from investing activities:
Purchase of intangible assets			(1,641)	(1,959)
Purchase of tangible assets			(3,467)	(4,761)

Total purchase of intangible and tangible assets on an accrual basis			(5,108)	(6,720)

Change in amounts due for purchases of intangible and tangible assets			450	1,294

Total purchase of intangible and tangible assets on a cash basis			(4,658)	(5,426)

Acquisition of control of companies or other businesses, net of cash acquired			(10)	(5)
Acquisitions/disposals of other investments			(5)	(36)
Change in financial receivables and other financial assets			175	(635)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			492	—
Proceeds from sale/repayments of intangible, tangible and other non-current assets			42	717
Cash flows from (used in) investing activities	(b	)	(3,964)	(5,385)
Cash flows from financing activities:
Change in current financial liabilities and other			(437)	408
Proceeds from non-current financial liabilities (including current portion)			3,561	5,054
Repayments of non-current financial liabilities (including current portion)			(4,164)	(7,191)
Share capital proceeds/reimbursements (including subsidiaries)			4	186
Dividends paid			(227)	(204)
Changes in ownership interests in consolidated subsidiaries			—	845
Cash flows from (used in) financing activities	(c	)	(1,263)	(902)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	(45)	(19)
Aggregate cash flows	(e=a+b+c+d	)	434	(1,236)
Net cash and cash equivalents at beginning of the year	(f	)	3,216	4,910
Net foreign exchange differences on net cash and cash equivalents	(g	)	302	(458)
Net cash and cash equivalents at end of the year	(h=e+f+g	)	3,952	3,216

Additional Cash Flow information

(millions of euros)	12/31/2016	12/31/2015 Revised
Income taxes (paid) received	(218)	(363)
Interest expense paid	(2,306)	(5,145)
Interest income received	934	3,632
Dividends received	8	3

Analysis of Net Cash and Cash Equivalents

(millions of euros)	12/31/2016	12/31/2015 Revised
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents - from continuing operations	3,559	4,812
Bank overdrafts repayable on demand – from continuing operations	(441)	(19)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,216	4,910
Net cash and cash equivalents at end of the year:
Cash and cash equivalents - from continuing operations	3,964	3,559
Bank overdrafts repayable on demand – from continuing operations	(12)	(441)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,952	3,216

TIM GROUP - NET FINANCIAL DEBT

(millions of euros)	12/31/2016	12/31/2015	Change
	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	20,369	19,883	486
Amounts due to banks, other financial payables and liabilities	7,656	8,364	(708)
Finance lease liabilities	2,444	2,271	173
	30,469	30,518	(49)
Current financial liabilities (*)
Bonds	2,595	3,681	(1,086)
Amounts due to banks, other financial payables and liabilities	1,269	2,390	(1,121)
Finance lease liabilities	192	153	39
	4,056	6,224	(2,168)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total gross financial debt	34,525	37,090	(2,565)

Non-current financial assets
Securities other than investments	(1)	(3)	2
Financial receivables and other non-current financial assets	(2,697)	(2,986)	289
	(2,698)	(2,989)	291
Current financial assets
Securities other than investments	(1,519)	(1,488)	(31)
Financial receivables and other current financial assets	(389)	(352)	(37)
Cash and cash equivalents	(3,964)	(3,559)	(405)
	(5,872)	(5,399)	(473)
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(8,570)	(8,615)	45

Net financial debt carrying amount	25,955	28,475	(2,520)
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(836)	(1,197)	361
Adjusted Net Financial Debt	25,119	27,278	(2,159)
Breakdown as follows:
Total adjusted gross financial debt	32,574	34,602	(2,028)

Total adjusted financial assets	(7,455)	(7,324)	(131)

(*) of which current portion of medium/long-term debt:
Bonds	2,595	3,681	(1,086)
Amounts due to banks, other financial payables and liabilities	670	1,482	(812)
Finance lease liabilities	192	153	39

TIM GROUP – OPERATING FREE CASH FLOW

(millions of euros)	2016	2015	Change
EBITDA	8,002	7,006	996
Capital expenditures on an accrual basis	(4,876)	(5,197)	321
Change in net operating working capital:	(98)	(337)	239
Change in inventories	(10)	56	(66)
Change in trade receivables and net amounts due from customers on construction contracts	(310)	410	(720)
Change in trade payables (*)	445	(621)	1,066
Other changes in operating receivables/payables	(223)	(182)	(41)
Change in provisions for employee benefits	(131)	389	(520)
Change in operating provisions and Other changes	(41)	113	(154)
Net operating free cash flow	2,856	1,974	882
% of Revenues	15.0	10.0	5.0 pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	2016	2015	Change
(millions of euros)			amount	%	% organic
Revenues	15,006	15,001	5	—	—
EBITDA	6,698	5,567	1,131	20.3	20.3
Ebitda margin	44.6	37.1		7.5pp	7.5pp
EBIT	3,376	2,359	1,017	43.1	43.1
Ebit margin	22.5	15.7		6.8pp	6.8pp
Headcount at year-end (number)	51,280	52,644	(1,364)	(2.6)

Core Domestic

	2016	2015	Change
(millions of euros)			amount	%
Revenues(1)	13,926	14,001	(75)	(0.5)
Consumer	7,389	7,271	118	1.6
Business (2)	4,535	4,745	(210)	(4.4)
Wholesale	1,780	1,827	(47)	(2.6)
Other	222	158	64	40.5
EBITDA	6,528	5,383	1,145	21.3
EBITDA margin	46.9	38.4		8.5pp
EBIT	3,309	2,275	1,034	45.5
EBIT margin	23.8	16.2		7.6pp
Headcount at year-end (number)(*) (**)	50,527	51,999	(1,472)	(2.8)

•	Starting from January 1, 2016, following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic); without that change, Core Domestic revenues would have totaled 13,853 million euros in 2016.
•	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the year under comparison have been changed accordingly.

(*)	Includes employees with temp work contracts: 1 employee at 12/31/2016 (zero employees at 12/31/2015).
(**)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment at year-end would have totaled 50,465 employees.

International Wholesale – Telecom Italia Sparkle group

	2016	2015	Change
(millions of euros)			amount	%		% organic
Revenues	1,351	1,314	37	2.8		2.7
of which third parties	1,136	1,062	74	7.0		6.9
EBITDA	182	196	(14)	(7.1)		(7.1)
EBITDA margin	13.5	14.9		(1.4	)pp	(1.4	)pp
EBIT	67	85	(18)	(21.2)		(21.2)
EBIT margin	5.0	6.5		(1.5	)pp	(1.5	)pp
Headcount at year-end (number) (*)	753	645	108	16.7

(*)	Includes employees with temp work contracts: 3 employees at 12/31/2016 (2 employees at 12/31/2015).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)
		2015		2015	Change
	2016	Revised	2016	Revised	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	4,047	4,637	15,617	17,142	(1,525)	(8.9)
EBITDA	1,325	1,451	5,114	5,365	(251)	(4.7)
EBITDA margin	32.7	31.3	32.7	31.3		1.4pp
EBIT	368	638	1,418	2,358	(940)	(39.9)
EBIT margin	9.1	13.8	9.1	13.8		(4.7pp )
Headcount at year-end (number)			9,849	13,042	(3,193)	(24.5)

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

	2016	2015	Change
(millions of euros)		Revised	amount	%
REPORTED REVENUES	19,025	19,719	(694)	(3.5)
Foreign currency financial statements translation effect		(193)	193
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	19,025	19,526	(501)	(2.6)

EBITDA – reconciliation of organic data

	2016	2015	Change
(millions of euros)		Revised	amount	%
REPORTED EBITDA	8,002	7,006	996	14.2
Foreign currency financial statements translation effect		(61)	61
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	8,002	6,945	1,057	15.2
of which Non-recurring Income/(Expenses)	(197)	(1,076)	879
ORGANIC EBITDA, excluding Non-recurring items	8,199	8,021	178	2.2

EBIT – reconciliation of organic data

	2016	2015	Change
(millions of euros)		Revised	amount	%
REPORTED EBIT	3,722	2,963	759	25.6
Foreign currency financial statements translation effect		(27)	27
Changes in the scope of consolidation		—	—
ORGANIC EBIT	3,722	2,936	786	26.8
of which Non-recurring Income/(Expenses)	(185)	(990)	805
Foreign currency Non-recurring Income/(Expenses) translation effect		(3)	3
ORGANIC EBIT, excluding Non-recurring items	3,907	3,929	(22)	(0.6)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	2016	2015	Change
(millions of euros)			amount	%
REPORTED EBITDA	6,698	5,567	1,131	20.3
Foreign currency financial statements translation effect	—	—
Changes in the scope of consolidation	—	—
ORGANIC EBITDA	6,698	5,567	1,131	20.3
of which Non-recurring Income/(Expenses)	(182)	(1,028)	846
ORGANIC EBITDA, excluding Non-recurring items	6,880	6,595	285	4.3

EBIT – reconciliation of organic data

	2016	2015	Change
(millions of euros)			amount	%
REPORTED EBIT	3,376	2,359	1,017	43.1
Foreign currency financial statements translation effect	—	—
Changes in the scope of consolidation	—	—
ORGANIC EBIT	3,376	2,359	1,017	43.1
of which Non-recurring Income/(Expenses)	(182)	(1,028)	846
ORGANIC EBIT, excluding Non-recurring items	3,558	3,387	171	5.0

TIM GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of December 31, 2016:

(billions of euros)	12/31/2016		12/31/2015
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—
Revolving Credit Facility – due March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2019 and on March 25, 2020, both not utilized. Some more suitable changes in the economic terms of the RCFs and the extension of the maturity for two years more have entered into force from January 4, 2016.

Furthermore, TIM has:

•	a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring in July 2019, drawn down for the full amount;

•	a bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 100 million euros expiring in April 2019, drawn down for the full amount;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring in November 2019 and for the amount of 150 million euros expiring in July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring in August 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 200 million euros expiring in July 2017, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the year 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% due 1/19/2024	Euro	750	1/20/2016
Telecom Italia S.p.A. 1,000 million euros 3.625% due 5/25/2026	Euro	1,000	5/25/2016
Telecom Italia S.p.A. 1,000 million euros 3.000% due 9/30/2025	Euro	1,000	9/30/2016

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016
Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016
Telecom Italia S.p.A. 400 million euros Euribor 3M + 0.79%	Euro	400	6/7/2016

(1)	Net of 337 million euros repurchased by TIM S.p.A. during 2014 and 2015.
(2)	Net of 142 million euros repurchased by TIM S.p.A. during 2014.

Buybacks

Bond Title	Principal amount outstanding prior the buyback (GBP)	Principal amount repurchased (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A. - 400 GBP million, due May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

As regards the mandatory conversion at maturity of the Loan “€1,300,000,000 6.125% Guaranteed Subordinated Mandatory Convertible Bonds due 2016” issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A., on November 15, 2016 the mentioned loan was converted on the basis of the final conversion ratio (Relevant conversion ratio), calculated pursuant to the Terms and Conditions of the Loan and amounting to 131,018.75372, which correspond to 1,702,850,712 new ordinary shares of TIM S.p.A., representing approximately 11.2% of the ordinary share capital of the Company, 8% also considering the savings shares.

We remind that on September 22, 2016 a total of 360,100 TIM ordinary shares have already been issued following a voluntary conversion notice for the nominal amount of 300,000 euros.

With respect to the TIM S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at December 31, 2016, the amount was 201 million euros (nominal amount) and increased by 1 million euros compared to December 31, 2015 (200 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of December 31, 2016 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 3,284 million euros with the following detail:

•	545 million euros, due January 20, 2017;

•	628 million euros, due September 20, 2017;

•	876 million euros (equivalent to 750 GBP million), due December 15, 2017;

•	593 million euros, due May 25, 2018;

•	642 million euros (equivalent to 677 USD million), due June 4, 2018.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the TIM Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at December 31, 2016, the total nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,150 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of December 31, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2016	2015
Acquisition of goods and services:
Expenses related to agreements and the development of non-recurring projects	—	(102)
Sundry expenses	(2)	—
Employee benefits expenses:
Expenses related to restructuring and rationalization	(159)	(446)
Other operating expenses:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	—	(518)
Sundry expenses and other provisions	(36)	—
Change in inventories	—	(10)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(197)	(1,076)
Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	12	328
Impairment reversals (losses) on non-current assets:
Brazil goodwill impairment charge	—	(240)
Write-down of tangible assets	—	(2)
Impact on EBIT - Operating profit (loss)	(185)	(990)
Other income (expenses) from investments:
Net gains on disposals of Other investments	—	7
Finance expenses:
Interest expenses and other finance expenses	(25)	(28)
Impact on profit (loss) before tax from continuing operations	(210)	(1,011)
Income taxes on non-recurring items	63	237
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—
Impact on profit (loss) for the year	(159)	(774)

TIM S.p.A. - SEPARATE INCOME STATEMENTS

	2016	2015	Change
(millions of euros)			amount	%
Revenues	13,670	13,797	(127)	(0.9)
Other income	241	252	(11)	(4.4)

Total operating revenues and other income	13,911	14,049	(138)	(1.0)

Acquisition of goods and services	(5,051)	(5,386)	335	6.2
Employee benefits expenses	(2,530)	(2,769)	239	8.6
Other operating expenses	(517)	(960)	443	46.1
Change in inventories	8	14	(6)	(42.9)
Internally generated assets	483	318	165	51.9
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	6,304	5,266	1,038	19.7
Depreciation and amortization	(3,161)	(3,083)	(78)	(2.5)
Gains (losses) on disposals of non-current assets	(6)	5	(11)
Impairment reversals (losses) on non-current assets	(3)	—	(3)
Operating profit (loss) (EBIT)	3,134	2,188	946	43.2
Income (expenses) from investments	12	(132)	144
Finance income	1,957	2,121	(164)	(7.7)
Finance expenses	(2,784)	(4,546)	1,762	38.8
Profit (loss) before tax from continuing operations	2,319	(369)	2,688
Income tax expense	(762)	(96)	(666)
Profit (loss) from continuing operations	1,557	(465)	2,022
Profit (loss) from Discontinued operations/Non-current assets held for sale	340	9	331
Profit (loss) for the year	1,897	(456)	2,353

TIM S.p.A. - STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Statements of Comprehensive Income, including the Profit (loss) for the year, as shown in the Separate Income Statements, and all non-owner changes in equity.

(millions of euros)			2016	2015
Profit (loss) for the year	(a	)	1,897	(456)
Other components of the Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			(29)	15
Income tax effect			7	(7)
			(22)	8

Total other components that will not be reclassified subsequently to Separate Income Statement	(b	)	(22)	8

Other components that will be reclassified subsequently to Separate Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			4	(71)
Loss (profit) transferred to the Separate Income Statement			—	—
Income tax effect			(2)	22
	(c	)	2	(49)
Hedging instruments:
Profit (loss) from fair value adjustments			(498)	550
Loss (profit) transferred to the Separate Income Statement			279	(297)
Income tax effect			44	(109)
	(d	)	(175)	144

Total other components that will be reclassified subsequently to Separate Income Statement	(e= c+d	)	(173)	95

Total other components of the Statement of Comprehensive Income	(f= b+e	)	(195)	103

Total comprehensive income (loss) for the year	(a+f	)	1,702	(353)

TIM S.p.A. – STATEMENTS OF FINANCIAL POSITION

			12/31/2016	12/31/2015	Change
(millions of euros)			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			27,027	27,027	—
Intangible assets with a finite useful life			3,886	4,076	(190)
			30,913	31,103	(190)
Tangible assets
Property, plant and equipment owned			10,046	9,556	490
Assets held under finance leases			2,105	1,975	130
			12,151	11,531	620
Other non-current assets
Investments			7,732	7,805	(73)
Non-current financial assets			2,147	2,377	(230)
Miscellaneous receivables and other non-current assets			1,503	1,283	220
Deferred tax assets			773	779	(6)
			12,155	12,244	(89)

Total Non-current assets	(a	)	55,219	54,878	341

Current assets
Inventories			133	125	8
Trade and miscellaneous receivables and other current assets			3,925	3,663	262
Current income tax receivables			—	127	(127)
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,194	1,032	162
Cash and cash equivalents			1,230	916	314
			2,424	1,948	476

Current assets sub-total			6,482	5,863	619

Discontinued operations/Non-current assets held for sale			—	—	—

Total Current assets	(b	)	6,482	5,863	619

Total Assets	(a+b	)	61,701	60,741	960

			12/31/2016	12/31/2015	Change
(millions of euros)			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Share capital issued			11,677	10,741	936
Less: treasury shares			(21)	(21)	—
Share capital			11,656	10,720	936
Additional paid-in capital			2,094	1,731	363
Other reserves and retained earnings (accumulated losses), including profit (loss) for the year			5,223	3,660	1,563

Total Equity	(c	)	18,973	16,111	2,862

Non-current liabilities
Non-current financial liabilities			28,958	30,743	(1,785)
Employee benefits			1,274	1,278	(4)
Deferred tax liabilities			2	2	—
Provisions			596	324	272
Miscellaneous payables and other non-current liabilities			1,077	920	157

Total Non-current liabilities	(d	)	31,907	33,267	(1,360)

Current liabilities
Current financial liabilities			4,810	5,637	(827)
Trade and miscellaneous payables and other current liabilities			5,465	5,656	(191)
Current income tax payables			546	70	476
Current liabilities sub-total			10,821	11,363	(542)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	10,821	11,363	(542)

Total Liabilities	(f=d+e	)	42,728	44,630	(1,902)

Total Equity and liabilities	(c+f	)	61,701	60,741	960

TIM S.p.A. – STATEMENTS OF CASH FLOWS

(millions of euros)			2016	2015
Cash flows from operating activities:
Profit (loss) from continuing operations			1,557	(465)
Adjustments for:
Depreciation and amortization			3,161	3,083
Impairment losses (reversals) on non-current assets (including investments)			47	2,481
Net change in deferred tax assets and liabilities			58	(144)
Losses (gains) realized on disposals of non-current assets (including investments)			6	(333)
Change in provisions for employee benefits			(143)	379
Change in inventories			(2)	(15)
Change in trade receivables and net amounts due from customers on construction contracts			(191)	19
Change in trade payables			170	237
Net change in current income tax receivables/payables			603	23
Net change in miscellaneous receivables/payables and other assets/liabilities			(254)	(127)
Cash flows from (used in) operating activities	(a	)	5,012	5,138
Cash flows from investing activities:
Purchase of intangible assets			(1,056)	(1,400)
Purchase of tangible assets			(2,536)	(3,431)

Total purchase of intangible and tangible assets on an accrual basis			(3,592)	(4,831)

Change in amounts due for pinvesting activities			221	1,183

Total purchase of intangible and tangible assets on a cash basis			(3,371)	(3,648)

Net cash and cash equivalents arising from the company aquisitions			100	21
Acquisition/disposal of other investments			(32)	(111)
Change in financial receivables and other financial assets			111	(349)
Proceeds from sale of investments in subsidiaries			340	854
Proceeds from sale/repayments of intangible, tangible and other non-current assets			6	41
Cash flows from (used in) investing activities	(b	)	(2,846)	(3,192)
Cash flows from financing activities:
Change in current financial liabilities and other			(934)	(2,154)
Proceeds from non-current financial liabilities (including current portion)			3,183	7,609
Repayments of non-current financial liabilities (including current portion)			(4,687)	(8,257)
Share capital proceeds/reimbursements			1,300	186
Dividends paid			(166)	(166)
Cash flows from (used in) financing activities	(c	)	(1,304)	(2,782)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—
Aggregate cash flows	(e=a+b+c+d	)	862	(836)
Net cash and cash equivalents at beginning of the year	(f	)	200	1,036
Net cash and cash equivalents at end of the year	(g=e+f	)	1,062	200

Additional Cash Flow information

(millions of euros)	2016	2015
Income taxes (paid) received	(70)	(253)
Interest expense paid	(2,099)	(5,002)
Interest income received	826	3,472
Dividends received	59	2,013

Analysis of Net Cash and Cash Equivalents

(millions of euros)	2016	2015
Net cash and cash equivalents at beginning of the year:
Cash and cash equivalents	916	1,305
Bank overdrafts repayable on demand	(716)	(269)
	200	1,036
Net cash and cash equivalents at end of the year:
Cash and cash equivalents	1,230	916
Bank overdrafts repayable on demand	(168)	(716)
	1,062	200

TIM S.p.A. – NET FINANCIAL DEBT

(millions of euros)	12/31/2016	12/31/2015	Change
Non-current financial liabilities
Bonds	14,102	13,772	330
Amounts due to banks, other financial payables and liabilities	12,889	15,059	(2,170)
Finance lease liabilities	1,967	1,912	55
	28,958	30,743	(1,785)
Current financial liabilities (1)
Bonds	2,457	2,189	268
Amounts due to banks, other financial payables and liabilities	2,192	3,306	(1,114)
Finance lease liabilities	161	142	19
	4,810	5,637	(827)

Total gross financial debt	33,768	36,380	(2,612)

Non-current financial assets
Financial receivables and other non-current financial assets	(2,147)	(2,377)	230
	(2,147)	(2,377)	230
Current financial assets
Securities other than investments	(842)	(830)	(12)
Financial receivables and other current financial assets	(352)	(202)	(150)
Cash and cash equivalents	(1,230)	(916)	(314)
	(2,424)	(1,948)	(476)

Total financial assets	(4,571)	(4,325)	(246)

Net financial debt carrying amount	29,197	32,055	(2,858)
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(1,621)	(2,072)	451
Adjusted Net Financial Debt	27,576	29,983	(2,407)
Breakdown as follows:
Total adjusted gross financial debt	31,245	33,240	(1,995)

Total adjusted financial assets	(3,669)	(3,257)	(412)

(1) of which current portion of medium/long -term debt:

Bonds	2,457	2,189	268
Amounts due to banks, other financial payables and liabilities	1,352	1,954	(602)
Finance lease liabilities	161	142	19

TIM S.p.A. – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	2016	2015
Acquisition of goods and services	(1)	(87)
Professional and consulting services	(1)	(87)
Employee benefits expenses	(130)	(422)
Charges and provisions for restructuring and other	(130)	(422)
Other operating expenses	(25)	(512)
Charges and provisions for fines	(1)	(2)
Provision for corporate transactions	—	(3)
Provision for litigation	(9)	(224)
Sundry expenses	(15)	(283)
Impact on operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(156)	(1,021)
Gains (losses) on disposals of non-current assets		—
Gains (losses) on non-current assets	—	—
Impairment reversals (losses) on non-current assets
Goodwill impairment charges	—	—
Impact on EBIT - Operating profit (loss)	(156)	(1,021)
Other income (expenses) from investments	—	(96)
Net gain on disposal of non-controlling interest in Inwit	—	299
Net gain on disposal of investment in SIA	—	11
Net gain on disposal of investment in Teleleasing	—	18
Dividends from TI International	—	2,000
Impairment loss on TI International	—	(2,369)
Impairment loss on Persidera S.p.A.	—	(55)
Finance expenses	(26)	(19)
Impact on profit (loss) before tax from continuing operations	(182)	(1,136)
Income taxes on non-recurring items	47	309
Discontinued operations – Effect of the disposal of investments in Sofora	340	—
Impact on profit (loss) for the year	205	(827)

TIM GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the business model used in Brazil for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact neither in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014, 2013 and 2012, but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above, in the consolidated financial statements of the TIM Group for the year ended December 31, 2016, the comparative financial information as of December 31, 2015 has been restated, including the segment reporting. In accordance with IAS 1 and IAS 8, a revised consolidated statement of financial position as of January 1, 2015 is also presented.

The adjustments arising from the correction of errors made to the Consolidated Statements of Financial Position as of December 31, 2015, 2014, 2013 and 2012 are summarized below:

Consolidated Statements of Financial Position - Revised

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,804	1,624	1,649	1,557
Current assets
Trade and miscellaneous receivables and other current assets	5,086	5,607	5,391	7,011

Total Assets	71,268	71,596	70,264	77,621

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	17,554	18,068	16,985	19,269
Non-controlling interests	3,695	3,516	3,086	3,580

Total Equity	21,249	21,584	20,071	22,849

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,563	8,249	8,808	10,771

Total Equity and liabilities	71,268	71,596	70,264	77,621

Consolidated Statements of Financial Position - Adjustments

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	34	43	42	61
Current assets
Trade and miscellaneous receivables and other current assets	2	2	2	5

Total Assets	36	45	44	66

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	(56)	(77)	(76)	(109)
Non-controlling interests	(28)	(38)	(39)	(54)

Total Equity	(84)	(115)	(115)	(163)

Current liabilities
Trade and miscellaneous payables and other current liabilities	120	160	159	229

Total Equity and liabilities	36	45	44	66

Consolidated Statements of Financial Position - Historical

(millions of euros)	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,770	1,581	1,607	1,496
Current assets
Trade and miscellaneous receivables and other current assets	5,084	5,605	5,389	7,006

Total Assets	71,232	71,551	70,220	77,555

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	17,610	18,145	17,061	19,378
Non-controlling interests	3,723	3,554	3,125	3,634

Total Equity	21,333	21,699	20,186	23,012

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,443	8,089	8,649	10,542

Total Equity and liabilities	71,232	71,551	70,220	77,555

The increase in the line item “Trade and miscellaneous payables and other current liabilities” is mainly due to the higher liability for pre-paid traffic not yet consumed recorded to correct the error arising from the early recognition of said traffic as revenues.

Furthermore, the related changes in indirect and direct taxes have been taken into account and costs for commissions and associated liabilities have also been revised.

The adjustments arising from the correction of errors made to the Separate Consolidated Income Statements for years 2015, 2014, 2013 and 2012 are summarized below:

Separate Consolidated Income Statements - Revised

(millions of euros)	2015	2014	2013	2012
Revenues	19,719	21,574	23,443	25,736
Acquisition of goods and services	(8,532)	(9,432)	(10,379)	(11,291)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,006	8,785	9,574	10,500
Operating profit (loss) (EBIT)	2,963	4,529	2,752	1,684
Finance income	2,760	2,404	2,007	1,989
Profit (loss) before tax from continuing operations	453	2,350	570	(312)
Income tax expense	(403)	(930)	(1,126)	(1,080)
Profit (loss) from continuing operations	50	1,420	(556)	(1,392)
Profit (loss) for the year	661	1,961	(215)	(1,290)
Attributable to:
Owners of the Parent	(70)	1,351	(659)	(1,635)
Non-controlling interests	731	610	444	345

Separate Consolidated Income Statements - Adjustments

(millions of euros)	2015	2014	2013	2012
Revenues	1	1	36	(23)
Acquisition of goods and services	1	(2)	(2)	(2)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2	(1)	34	(25)
Operating profit (loss) (EBIT)	2	(1)	34	(25)
Finance income	4	4	4	6
Profit (loss) before tax from continuing operations	6	3	38	(19)
Income tax expense	(2)	(2)	(15)	6
Profit (loss) from continuing operations	4	1	23	(13)
Profit (loss) for the year	4	1	23	(13)
Attributable to:
Owners of the Parent	2	1	15	(8)
Non-controlling interests	2	—	8	(5)

Separate Consolidated Income Statements - Historical

(millions of euros)	2015	2014	2013	2012
Revenues	19,718	21,573	23,407	25,759
Acquisition of goods and services	(8,533)	(9,430)	(10,377)	(11,289)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	7,004	8,786	9,540	10,525
Operating profit (loss) (EBIT)	2,961	4,530	2,718	1,709
Finance income	2,756	2,400	2,003	1,983
Profit (loss) before tax from continuing operations	447	2,347	532	(293)
Income tax expense	(401)	(928)	(1,111)	(1,086)
Profit (loss) from continuing operations	46	1,419	(579)	(1,379)
Profit (loss) for the year	657	1,960	(238)	(1,277)
Attributable to:
Owners of the Parent	(72)	1,350	(674)	(1,627)
Non-controlling interests	729	610	436	350

Earnings per share

The adjustments arising from the correction of errors made to the Separate Consolidated Income Statements for years 2015, 2014, 2013 and 2012 did not have any impact on the Basic and Diluted Earnings Per Share

The adjustments arising from the correction of errors made to the Consolidated Statement of Comprehensive Income for the year 2015 are summarized below:

Consolidated Statements of Comprehensive Income

(millions of euros)	2015 Historical (a)	Adjustments (b)	2015 Revised (a+b)
Profit (loss) for the year	657	4	661
Remeasurements of employee defined benefit plans (IAS19)	9	—	9
Available-for-sale financial assets	(43)	—	(43)
Hedging instruments	388	—	388
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(2,155)	26	(2,129)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement	(1)		(1)
Income tax effect	—		—

Total comprehensive income (loss) for the year	(1,145)	30	(1,115)

Attributable to:
Owners of the Parent	(827)	20	(807)
Non-controlling interests	(318)	10	(308)

Consolidated statements of Cash flows

The correction of errors did not have any impact on the “Aggregate cash flows” of the TIM Group Consolidated Statements of Cash Flows for the year 2015 and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2017

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager